CIRCLE ENTERTAINMENT INC. (F/K/A FX REAL ESTATE AND ENTERTAINMENT INC.) 650 Madison Avenue, 15th Floor New York, NY 10022 (212) 838-3100

January 25, 2011

Mr. Daniel I. Gordon
Branch Chief

Mr. Jonathan Wiggins
Staff Accountant

Ms. Sandra Hunter
Staff Attorney

Mr. Tom Kluck
Staff Attorney

United States Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549-7010

Re:          Circle Entertainment Inc.  (F/K/A FX Real Estate and Entertainment Inc.)
 Form 10-K for the Year Ended December 31, 2009
 Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010
 File No. 1-33902

Dear Messrs. Gordon, Wiggins and Kluck and Ms. Hunter:

We are in receipt of your letter dated December 30, 2010 regarding our above-referenced filings.  Please be advised that, as previously reported in our Current Report on Form 8-K dated January 11, 2011, we changed our name to Circle Entertainment Inc. effective as of the close of business on January 11, 2011. Our responses to your comments are provided below.  We have repeated each of your comments in full and the response to each such comment is noted directly below the repeated comment.

Form 10-K for the Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis...., page 29

Liquidity & Capital Resources, page 33

1.	We note you have no cash flow and you are in default on a $475 million mortgage loan. Please tell us how you intend to fund your operations and pay your obligations for the next 12 months.

Response:  Our former Las Vegas subsidiary reorganized and emerged from its Chapter 11 bankruptcy proceedings on December 15, 2010, the effective date of its plan of reorganization. As a result, we no longer have an ownership interest in our former Las Vegas subsidiary or the Las Vegas property.  In addition, the $475 million mortgage loan was discharged under our former Las Vegas subsidiary’s plan of reorganization. The bankruptcy court’s confirmation of our former Las Vegas subsidiary’s plan of reorganization and its anticipated emergence from bankruptcy, as well as the consequences to us were previously disclosed in our Current Report on Form 8-K dated November 8, 2010, as filed with the Commission on November 15, 2010.    We intend to fund our operations for our nascent location-based entertainment business and pay our remaining obligations for the next 12 months through equity and/or debt financings.

Item 9.  Changes in and Disagreements with Accountants…., page 75

2.
We note you indicate that you dismissed Ernst & Young and that you engaged L.L. Bradford & Company as your independent registered public accounting firm. We further note that the investor FAQs section of your website indicates that Ernst & Young is your current independent registered public accounting firm. Please explain.

Response:  We inadvertently failed to update the investor FAQs section of our website when we dismissed Ernst & Young and engaged L.L. Bradford & Company as our independent registered public accounting firm.  In response to your comment, we have updated this section of our website to indicate that L.L. Bradford & Company is our current independent registered public accounting firm.

Item 9A(T).  Controls and Procedures, page 76

3.
We note your disclosure that as of December 31, 2009, you determined that there were material weaknesses in your internal control over financial reporting. Please revise your disclosure to clearly state whether or not internal control over financial reporting was effective. Refer to Item 308T(a)(3) of Regulation S-K.

Response:  In our Form 10-K/Amendment No. 1 for the year ended December 31, 2009 filed currently herewith, we have revised our disclosure to state that our internal control over financial reporting was not effective as of December 31, 2009.

4.
In light of your conclusion that there were material weaknesses in internal control over financial reporting as of December 31, 2009, please tell us the basis for your conclusion that your disclosure controls and procedures were nonetheless effective as of December 31, 2009.

Response:  Because of such material weaknesses in internal control over financial reporting, in our Form 10-K/Amendment No. 1 filed currently herewith, we have revised our disclosure to state our disclosure controls and procedures were not effective as of December 31, 2009.

Item 11.  Executive Compensation, page 80

5.
We note you indicate in footnote 4 to the Summary Compensation Table that you paid Mr. Kanavos a retention bonus of $150,000 and that you will pay him an additional retention bonus of $95,000. We further note you indicate that you paid Mr. Nelson a retention bonus of $131,250. Please explain how you determined these amounts.

Response:  We agreed to pay the retention bonuses to Messrs. Kanavos and Nelson in consideration of each of them entering into a letter agreement to amend his employment agreement with us. These letter agreements are described in “Item 1. Business—Employees” on pages 18 and 19 of the Form 10-K. As to Mr. Kanavos, the retention bonus of $150,000 paid to him represented three months of his annualized base salary of $600,000 under his pre-amended employment agreement.  Mr. Kanavos’ additional retention bonus of $95,000 was to be paid from the proceeds from the Company’s sale of its unused private jet hours. This additional retention bonus has still not been paid.  As to Mr. Nelson, the retention bonus of $131,250 paid to him represented three months of his annualized base salary of $525,000 under his pre-amended employment agreement.

Signatures, page 99

6.
Please amend your filing to have it signed by your principal financial officer and controller or principal accounting officer in their individual capacities as required by Item D(2)(a) of Form 10-K or advise. Also, in future filings, please include the title of each officer under his or her signature.

Response:  Gary McHenry, who serves as our principal financial officer and principal accounting officer, has signed our Form 10-K/Amendment No. 1 filed currently herewith as required by Item D(2)(a) of Form 10-K. In future filings, we shall include the title of each officer under his or her signature.

Exhibits 31.1 and 31.2

7.
We note that you have omitted the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in your certifications. Please amend your Form 10-K for the year ended December 31, 2009 to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-K.

Response:  Certifications that conform to the exact wording as provided in Item 601(b)(31) of Regulation S-K are filed as Exhibits 31.1 and 31.2 to our Form 10-K/Amendment No. 1 filed currently herewith.  In accordance with Interpretation 246.13 of the Compliance and Disclosure Interpretations of Regulation S-K Item 601, our Form 10-K/Amendment No. 1 also includes full Item 9A disclosure as well as our audited consolidated financial statements.

Form 10-Q for the Period Ended September 30, 2010

Explanatory Note, page 3

8.
We note that your Las Vegas subsidiary filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in April 2010. Please tell us your consideration of the presentation guidance in ASC 852-0-45 and the disclosure requirements of ASC 852-10-50.

Response:  We have considered the presentation guidance of ASC 852-0-45 and the disclosure requirements of ASC 852-10-50 with respect to our former Las Vegas subsidiary’s Chapter 11 proceedings.   As of September 30, 2010, approximately 99.2% of the liabilities of the Company were subject to a compromise as a result of the plan of reorganization. We will include this disclosure in the presentation of the financial statements to distinguish transactions and events that are directly associated with the reorganization in our Form 10-K for the year ended December 31, 2010.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

9.
We note your disclosure that the loss of the Las Vegas property, which is substantially your entire business, will have a material adverse, effect on your business, financial condition, prospects, and ability to continue as a going concern. We also note your disclosure on page 62 of your Form 10-K for the year ended December 31, 2009, that the mortgage loan is not guaranteed by FX Real Estate and Entertainment nor has FX Real Estate and Entertainment pledged any assets to secure the loan, and that the loan is secured only by security interests in substantially all of the assets of the Metroflag entities, including the Las Vegas property. Please revise in future filings to provide a more clear discussion of the impact of the Chapter 11 proceedings, including quantification of the assets and liabilities associated with your Las Vegas subsidiary that would be subject to the Chapter 11 proceedings and the assets and liabilities held by entities other than your Las Vegas subsidiary that would not be subject to the Chapter 11 proceedings.

Response:  As indicated in our response to the first comment, our former Las Vegas subsidiary reorganized and emerged from its Chapter 11 bankruptcy proceedings on December 15, 2010. In our future filings, we will provide a clear discussion of the impact of such completed Chapter 11 proceedings on us, including quantification of the assets and liabilities associated with our former Las Vegas subsidiary and the assets and liabilities held by entities other than our former Las Vegas subsidiary.

The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of disclosures in its filings with the Commission.

●	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned at (212) 838-3100.

Very truly yours,

Circle Entertainment Inc.

/s/ Mitchell J. Nelson
Mitchell J. Nelson
Executive Vice President
and General Counsel

Cc:   Gary McHenry, Chief Financial Officer
         Dustin Lewis, L.L. Bradford & Company
         Andrew E. Balog, Esq., Greenberg Traurig

4